SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          (Amendment No. 2)



                        Western National Corporation
                            (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 958845109
                              (CUSIP Number)

               Peter V. Tuters, Senior Vice President and Chief
               Investment Officer American General Corporation,
               2929 Allen Parkway, Houston  TX  77019
                                (713) 522-1111
              (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                September 17, 1996
                     (Date of Event which Requires Filing
                                of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with thestatement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)




                      (Continued on following pages)

                          Page 1 of    10     Pages


 CUSIP No.  958845109        13D          Page  2  of 10 Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY



   4   SOURCE OF FUNDS

       WC, OO

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            7,254,4641

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           7,254,4641

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       24,947,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,201,964 2

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  X


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.2%

  14   TYPE OF REPORTING PERSON

       HC, CO


    1 Represents the shares of common stock issuable upon conversion of 7,254,464 shares of Series A Participating Convertible Preferred Stock (see Item 5).

    2 Includes (i) 7,254,464 shares of common stock as reported in Row 7, and
      (ii) 24,497,500 shares of common stock held by a subsidiary as reported in Row 8.

 CUSIP No.  958845109          13D      Page  3  of 10  Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AGC LIFE INSURANCE COMPANY
       IRS #76-0030921

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY


   4   SOURCE OF FUNDS

       WC, OO

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0


  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH             24,947,500


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,947,500

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  X

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40%

  14   TYPE OF REPORTING PERSON

       IC

American General Corporation ("American General") and AGC Life Insurance Company ("AGC Life") hereby amend their statement on Schedule 13D, as amended by Amendment No. 1 thereto (the "Statement"), relating to the common stock of Western National Corporation ("Western") as follows:

Item 2.  Identity and Background.

(a)-(c) An updated list of the executive officers and directors of American General is attached hereto as Exhibit 1 in response to Item 2(a)-(c). An updated list of the executive officers and directors of AGC Life is attached hereto as Exhibit 2 in response to Item 2(a)-(c).

Item 3.  Source and Amount of Funds and Other Consideration.

      (1) On September 30, 1996, American General acquired 7,254,464 shares of Series A Participating Convertible Preferred Stock of Western (such 7,254,464 shares being hereinafter referred to as the "Preferred Shares") for an aggregate purchase price of $130 million in cash (or $17.92 per share). The source of the cash consideration was working capital of American General. At closing, American General delivered to Western the purchase price net, a 3% discount ($.54 per share or, in the aggregate, $3.9 million)in lieu of an underwriting fee.

      (2) The nature (cash) and amount ($17.92 per share or, in the aggregate, $130 million) of the consideration were arrived at through arms' length negotiations.

Item 4.  Purpose of Transaction.

American General has acquired the Preferred Shares, and intends to acquire the common stock issuable upon conversion of the Preferred Shares ("Underlying Common Shares"), for investment and not with the purpose nor with the effect of changing or influencing the control of Western, nor in connection with or as a participant in any transaction having such purpose or effect.
American General, AGC Life and Western executed an amendment to the Shareholder's Agreement (see Item 7, Exhibit 6) to include the Preferred Shares and the Underlying Common Shares.

Item 5.  Interest in Securities of Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety, as follows:

(a) American General may be deemed to beneficially own an aggregate of 32,201,964 shares or 46.2% of Western's issued and outstanding shares of common stock. Such shares include (i) the 24,947,500 shares acquired on December 23, 1994 by its wholly owned subsidiary, AGC Life, pursuant to that certain Stock Purchase Agreement dated December 2, 1994 between American General and Conseco Investment Holding Company (see Item September 17, 1996 by American General pursuant to that certain Stock Purchase Agreement dated September 13, 1996 between American General and Western (see Item 7, Exhibit
5). Upon satisfaction of the Conversion Condition, each of the Preferred Shares will automatically convert into one share of Western's common stock. The "Conversion Condition" is (i) the approval of the holders of Western's common stock at any annual or special meeting of shareholders at which a quorum is present or (ii) receipt of a written determination by the New
York Stock Exchange that the rules and regulations of such Exchange do not require shareholder approval of such issuance.

A poll of the executive officers and directors of American General and AGC Life indicates that, with the exception of Mr. Robert M. Devlin (executive officer and director of American General), none of them owns any of Western's common stock. Mr.Devlin continues to hold 10,000 shares or approximately
 .0002% of the issued and outstanding shares of Western's common stock previously reported in the initial Statement. On September 18, 1995, Mr. Brady F. Carruth (director of American General) sold all of the 1,000 shares or approximately .0002% of the issued and outstanding shares of Western's common stock which he held and which were previously reported in the initial Statement.

(b) American General and AGC Life may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the 24,947,500 shares of Western's common stock held by AGC Life, subject to the terms of the amended Shareholder's Agreement (see Item 7, Exhibits 4 and 6). Upon issuance of the Underlying Common Shares, at conversion of the Preferred Shares, American General will have sole power to vote or to direct the vote and to dispose or direct the disposition of the Underlying Common Shares, subject to the terms of the amended Shareholder's Agreement (see Item 7, Exhibits 4 and 6) American General and AGC Life know of no other person who will have the power to vote or to direct the vote and to dispose or to direct the disposition of the securities reported herein.

Mr. Devlin has advised American General that he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of his shares reported in Item 5(a) above.

(c) There have been no transactions in the securities reported herein during the past 60 days, other than the acquisition ofthe Preferred Shares reported above in Item 3.

(d) American General and AGC Life know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities reported herein.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

The documents listed below are added in response to Item 6:

Stock Purchase Agreement dated September 13, 1996 between American General and Western (see Item 7, Exhibit 5).

Amendment No. 1 to Shareholder's Agreement dated September 13, 1996 among American General, AGC Life and Western (see Item 7, Exhibit 6).

Item 7.  Material to be filed as Exhibits.

The list of exhibits is updated as follows:

Exhibit 1 Executive Officer and Director List for American General in response to Item 2(a)-(c).

Exhibit 2 Executive Officer and Director List for AGC Life in response to Item 2(a)-(c).

Exhibit 3 Stock Purchase Agreement dated December 2,1994 between American General and Conseco Investment Holding Company in response to
            Item 5(a) (incorporated by reference to Exhibit 3 to Schedule 13D dated December 2, 1994 filed by American General).

Exhibit 4 Shareholder's Agreement dated December 2, 1994 between American General and Western in response to Item 5(b) (incorporated by reference to Exhibit 4 to Schedule 13D dated December 2, 1994 filed by American General).

Exhibit 5 Stock Purchase Agreement dated September 13, 1996 between American General and Western in response to Item 5(a) and Item 6 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K/A dated September 17, 1996 filed by Western).

Exhibit 6 Amendment No. 1 to Shareholder's Agreement dated September 13, 1996 among American General, AGC Life and Western in response to
            Item 5(b) and Item 6 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K/A dated September 17, 1996 filed by Western).

                       SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              AMERICAN GENERAL CORPORATION



Date: October 2, 1996         BY:    /s/ PETER V. TUTERS
                              Name:  Peter V. Tuters
                              Title: Senior Vice President and
                                     Chief Financial Officer



                              AGC LIFE INSURANCE COMPANY



Date: October 2, 1996         BY:    /s/ PETER V. TUTERS
                              Name:  Peter V. Tuters
                              Title: Vice President and Chief
                                     Financial Officer